SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 55)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                                  Tucker Flyer
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                January 14, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 23 Pages)

CUSIP No.  669 752107                                        Page 2 of 23 Pages
                                                        13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                        (a) [X]
                                                                      (b) [   ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                          [   ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                                13,430,427 shares
OWNED BY
EACH                                        8.       Shared Voting Power
REPORTING                                            0 shares
PERSON
WITH                                        9.       Sole Dispositive Power
                                                     13,430,427 shares

                                            10.      Shared Dispositive Power
                                    0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [   ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                        Page 3 of 23 Pages
                                                        13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                        (a) [X]
                                                                      (b) [   ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                          [   ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                                1,000,000 shares
OWNED BY
EACH                                        8.       Shared Voting Power
REPORTING                                            13,430,427 shares
PERSON
WITH                                        9.       Sole Dispositive Power
                                                     1,000,000 shares

                                            10.      Shared Dispositive Power
                                                     13,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [   ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                        Page 4 of 23 Pages
                                                        13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                        (a) [X]
                                                                      (b) [   ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                          [   ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                                0 shares
OWNED BY
EACH                                        8.       Shared Voting Power
REPORTING                                            14,430,427 shares
PERSON
WITH                                        9.       Sole Dispositive Power
                                    0 shares

                                            10.      Shared Dispositive Power
                                                     14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         [   ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

         This Amendment No. 55 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The funds for the $1,000,000 Communications loaned to the Issuer on January 14, 1999, and the funds for the $2,000,000 Communications loaned to the Issuer on January 29, 1999 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

         On January 14, 1999, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $1,0000,000.

         On January 29, 1999, Communications loaned to the Issuer $2,000,000, and the Issuer delivered to Communications a promissory note in like amount (the "January 29, 1999 Promissory Note"). The January 29, 1999 Promissory Note is payable on March 31, 1999, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on January 29, 1999. The January 29, 1999 Promissory Note is secured under the terms of the Communications Security Agreement.

         On February 1, 1999, the Issuer executed and delivered to Concept a new promissory note in the principal amount of $20,403,537.85 (the "1999 Concept Wrap Note") substituting and replacing the 1998 Concept Wrap Note. The principal amount of the 1999 Concept Wrap Note equals the total unpaid principal on the 1998 Concept Wrap Note and all accrued and unpaid interest thereon. The 1999 Concept Wrap Note is payable on March 31, 1999, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on February 1, 1999. The 1999 Concept Wrap Note is secured under the terms of the Security Agreement. Pursuant to the terms of the 1999 Concept Wrap Note, the Issuer must pay to Concept accrued interest of at least $20,000 per month, payable on the last day of each month commencing on February 28, 1999 until March 31, 1999.

         On February 1, 1999, the Issuer executed and delivered to Communications a new promissory note in the principal amount of $46,597,020.20 (the "1999 Communications Wrap Note") substituting and replacing: (i) the 1998 Communications Wrap Note; and (ii) the April 1, 1998 Promissory Note. The principal amount of the 1999 Communications Wrap Note equals the total unpaid principal on the 1998 Communications Wrap Note and the April 1, 1998 Promissory Note, and all accrued and unpaid interest thereon. The 1999 Communications Wrap
Note is payable on March 31, 1999, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on February 1, 1999. The 1999 Communications Wrap Note is secured under the terms of the Communications Security Agreement. Pursuant to the terms of the 1999 Communications Wrap Note, the Issuer must pay to Communications accrued interest of at least $40,000 per month, payable on the last day of each month commencing on February 28, 1999 until March 31, 1999.

         The foregoing descriptions of the January 29, 1999 Promissory Note, the 1999 Concept Wrap Note and the 1999 Communications Wrap Note are qualified in their entirety by the text of the January 29, 1999 Promissory Note, the 1999 Concept Wrap Note and the 1999 Communications Wrap Note which are attached hereto as Exhibit 55.1, 55.2 and 55.3, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 55.

Item 7.       Items to be Filed as Exhibits

Exhibit        Description

55.1 Promissory Note dated January 29, 1999 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $2,000,000.

55.2 Promissory Note dated February 1, 1999 made by The Nostalgia Network, Inc. to Concept Communications, Inc. in the principal amount of $20,403,537.85.

55.3 Promissory Note dated February 1, 1999 made by The Nostalgia Network,  Inc.
     to  Crown   Communications   Corporation   in  the   principal   amount  of
     $46,597,020.20.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  February 12, 1999


                                               CONCEPT COMMUNICATIONS, INC.


                                               /s/ Nicholas Chiaia
                                               By: Nicholas Chiaia, Secretary


                                               CROWN COMMUNICATIONS CORPORATION


                                               /s/ Nicholas Chiaia
                                               By: Nicholas Chiaia, Secretary


                                               CROWN CAPITAL CORPORATION


                                               /s/ Nicholas Chiaia
                                               By: Nicholas Chiaia, Secretary

                                  Exhibit Index

Exhibit   Description                                                      Page

55.1 Promissory Note dated January 29, 1999 made by The Nostalgia Network,    9
     Inc. to Crown Communications Corporation in the principal amount of $2,000,000.

55.2 Promissory Note dated February 1, 1999 made by The Nostalgia Network,   14
     Inc. to Concept Communications, Inc. in the principal amount of $20,403,537.85.

55.3 Promissory Note dated February 1, 1999 made by The Nostalgia Network,   19
     Inc. to Crown Communications Corporation in the principal amount of $46,597,020.20.